Ballard Power Systems Inc.

News Release

Ballard Fuel Cells To Power Telecom Backup Power Units For Motorola

For Immediate Release – July 13, 2009

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that its FCgen TM -1020ACS fuel cell product is the power source for a 1.6 kiloWatt backup power system deployed by Motorola, a major global telecommunications solution provider. Dantherm Power A/S, through its affiliate Dantherm Air Handling A/S, is utilizing Ballard’s fuel cell product in a fully integrated cabinet solution for Motorola TETRA base stations throughout Denmark’s SINE network.

Michael Goldstein, Chief Commercial Officer of Ballard stated, “Motorola’s deployment of Ballard’s FCgenTM -1020ACS product in a TETRA-standard public safety system highlights the significant market potential for fuel cells in wireless network deployments worldwide. Telecommunications solution providers are valuing the virtually unlimited backup power provided by fuel cells.”

Motorola is responsible for establishment and operation of Denmark’s nationwide SINE public safety network, which consists of approximately 500 sites. Ballard fuel cells will provide reliable backup power in 123 base stations across Denmark.

Denmark’s SINE network is based on the TETRA (Terrestrial Trunked Radio) standard, developed by the European Telecommunications Standards Institute. The TETRA standard and protocol are being specified for use in numerous professional mobile radio systems around the globe. These systems ensure that various public safety authorities — such as police, fire and ambulance services, transportation organizations, utilities and military groups – are able to maintain continuous, secure communication with one another during any emergency situation. TETRA standards ensure a higher level of reliability than public cellular services. As of September 2008, a total of 2,232 TETRA-based contracts were in-place across 105 countries in Europe, the Asia Pacific region and the Middle East.

Backup power solutions based on fuel cell technology deliver a number of significant advantages over conventional batteries and diesel generators, including higher reliability over a wide range of operating conditions, lower maintenance costs, longer operating life, and reduced size, weight, installation footprint, and environmental impact. The FCgen TM -1020ACS fuel cell stack provides all of these advantages and enables an extremely compact and cost-effective backup power solution with its air-cooled design.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Lori Rozali at telephone number 604-453-3804 or on e-mail media@ballard.com. Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.